82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030600

REGISTRANT'S NAME Industria De Diseno Textil

*CURRENT ADDRESS

PROCESSED

APR 16 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5785 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 4/2/02

02 APR -1 AM 8:16

INDITEX

RECEIVED MAR 28 2002 SEC MAIL PROCESSING SECTION 364 D.C.

ARS 1-31-02

CONSOLIDATED RESULTS FOR FISCAL 2001

1 February 2001 to 31 January 2002

- **Net Sales for fiscal 2001 reach €3,249.8 million, 24% higher.**
- **Like-for-like sales for fiscal 2001 grow by 9% compared to the previous year.**
- **Net Income 2001 reaches €340.4 million (54 Euro cents per share), 31% higher.**
- **Funds from operations increased to € 558.1 million, 44% higher.**
- **Net Sales in 4Q 2001 grew by 25%, and Net Income by 31%.**
- **Dividend proposal of €68.6 million (11 Euro cents per share).**
- **Net opening of 204 stores in fiscal year 2001. The Group estimates it will open between 200 and 250 stores in fiscal year 2002.**
- **Initial Spring-Summer collection 2002 well-received.**

Industria De Diseno Textil SA

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission).*

The contents of this disclaimer should be taken into account by all persons or entities.

1. Consolidated financial statements

Grupo Inditex
2001 profit & loss account
Millions of euros

	FY 2001	FY 2000	Var % 01/00
Net Sales	3,249.8	2,614.7	24%
Cost of sales	(1563.1)	(1277.0)	
Gross Profit	**1,686.7**	**1,337.7**	**26%**
Gross Margin	*51.9%*	*51.2%*	
Operating expenses	(982.3)	(816.2)	20%
Operating cash flow (EBITDA)	**704.5**	**521.5**	**35%**
EBITDA margin	*21.7%*	*19.9%*	
Fixed assets depreciation	(158.2)	(124.5)	
Goodwill amortisation	(17.1)	(10.5)	
Provisions	(11.6)	(6.7)	
Operating income (EBIT)	**517.5**	**379.9**	**36%**
EBIT margin	*15.9%*	*14.5%*	
Net financial expenses	(21.3)	(13.7)	
Ordinary income	**496.2**	**366.2**	**36%**
Ordinary margin	*15.3%*	*14.0%*	
Extraordinary income (loss)	(1.1)	2.7	
Income before taxes	**495.1**	**368.8**	**34%**
EBT margin	*15.2%*	*14.1%*	
Taxes	(149.9)	(106.9)	
Net income before minorities	**345.2**	**261.9**	**32%**
	10.6%	*10.0%*	
Minorities	(4.8)	(2.7)	
Net Income	**340.4**	**259.2**	**31%**
Net income margin	*10.5%*	*9.9%*	
Earnings per share, euro cents (*)	**54.6**	**41.6**	**31%**

(*) On 623,330,400 shares

Grupo Inditex

Consolidated Balance Sheet as of January 31, 2002

Millions of euros

	January 31 2001	January 31 2000
ASSETS		
Net fixed assets (*)	1,662.7	1,395.7
Goodwill	72.1	89.1
Deferred charges	16.5	22.5
Total fixed assets	**1,751.3**	**1,507.3**
Inventories	353.8	245.0
Receivables	184.2	145.2
Cash & cash equivalents	309.1	203.9
Accruals	6.6	6.2
Total current assets	**853.7**	**600.3**
TOTAL ASSETS	**2,604.9**	**2,107.6**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**1,486.2**	**1,170.9**
Minority interest, deferred revenues & provisions	81.3	34.6
Long term financial debt	138.2	165.5
Other long term payables	65.0	66.3
Long term liabilities	**284.5**	**266.3**
Short term financial debt	118.5	96.9
Trade and other non-trade payables	715.7	573.5
Current liabilities	**834.2**	**670.3**
TOTAL LIABILITIES	**2,604.9**	**2,107.6**

(*) Includes own shares for € 0.45 million in Jan 2002 and € 3.15 million in Jan 2001

Inditex Group

Consolidated Statements of Cash Flows

Millions of euros

	2001	2000	Var % 01/00
Net income	**340.4**	**259.2**	**31%**
Adjustments to income-			
Depreciation and amortization	175.3	134.9	
Net provisions	34.0	8.2	
Gains on fixed assets disposals	(8.6)	(40.1)	
Losses on fixed assets disposals	14.1	9.6	
Income (loss) attributed to minority interest	4.8	2.7	
Deferred and prepaid tax	(9.5)	7.0	
Other	7.5	5.5	
Funds from operations	**558.1**	**387.0**	**44%**
Decrease (increase) in inventories	(108.8)	(60.5)	
Decrease (increase) in accounts receivable	(34.3)	(18.5)	
Decrease (increase) in accrual accounts	0.1	0.8	
Decrease (increase) in current liabilities	150.5	118.9	
Changes in working capital	**7.5**	**40.7**	
Cash from operations	**565.6**	**427.7**	**32%**
Intangible assets investments	(64.6)	(68.6)	
Tangible assets investments	(348.7)	(283.5)	
Acquisitions of businesses	(17.3)	(21.8)	
Addition to other long-term financial investments	(14.1)	(13.2)	
Other assets investments	(4.0)	(12.0)	
Fixed assets sales and retirements	17.3	58.3	
Capital expenditure	**(431.4)**	**(340.7)**	**27%**
Increase in long-term financial debt	9.5	2.7	
Decrease in long-term financial debt	(54.7)	(44.6)	
Net increase (decrease) in other long-term debt	(1.3)	1.8	
Net increase (decrease) in current debt	21.6	(17.0)	
Dividends	(6.0)	(9.2)	
Other financing activities	1.8	(2.1)	
Capital increase	0.0	21.3	
Cash from (used in) financing activities	**(29.0)**	**(47.0)**	
Net increase in cash and cash equivalents	105.2	39.9	
Cash and cash equivalents at beginning of the year	203.9	163.9	
Cash and cash equivalents at end of the year	**309.1**	**203.9**	

2. Comments on the consolidated results

F2001 results show an increase at every margin level fruit of the growth strategy of the Group's concepts, of the continuity of international expansion and of the capacity to react to the demands of our customers. At FYE, there were 1,284 stores open in 39 countries, with six different concepts: Zara, Pull & Bear, Massimo Dutti, Bershka, Stradivarius and Oysho. Annex III includes a list of the stores open as at FYE by concept and by country.

The performance of sales and the improvement in management of inventory and operating costs have favoured the leveraging of the Group's results, so that EBITDA, EBIT and net income are growing more than net sales.

2.1. Sales

Net sales reached €3,249.8 million, an increase of 24%, due both to the greater number of existing stores and to like-for-like sales growth.

Number of stores and openings

The list of the openings and existing stores at the end of the period is as follows:

	Net Openings		Current stores	
Concept	**2001**	**2000**	**31 Jan 2002**	**31 Jan 2001**
ZARA	58	53	507	449
PULL & BEAR	20	26	249	229
MASSIMO DUTTI	25	19	223	198
BERSHKA	47	35	151	104
STRADIVARIUS	20	25	120	100
OYSHO	34	--	34	--
Total	**204**	**158**	**1,284**	**1,080**

Company-managed stores and franchises

The breakdown of company-managed stores and franchised stores at FYE is the following:

COMPANY-MANAGED AND FRANCHISED STORES						
	2001			2000		
Formato	Co. Mag.	Fran-chises	Total	Co. Mag.	Fran-chises	Total
Zara	476	31	**507**	422	27	**449**
Pull & Bear	220	29	**249**	199	30	**229**
Massimo Dutti	135	88	**223**	120	78	**198**
Bershka	146	5	**151**	102	2	**104**
Stradivarius	86	34	**120**	65	35	**100**
Oysho	34	--	**34**	--	--	--
Total	**1,097**	**187**	**1,284**	**908**	**172**	**1,080**

Selling area

The selling area of companymanaged stores and franchised stores at FYE, as well as the average selling area of each concept, is as follows:

SELLING AREA (SqM) IN COMPANY-MANAGED AND FRANCHISED STORES						
	TOTAL SELLING AREA			AVERAGE SIZE (sqm)		
	31 Jan 2002	31 Jan 2001	Var % 01/00	2001 Openings	Existing Stores	Dif. %
Zara	488.400	408.600	**20%**	1.376	910	**51%**
Pull & Bear	38.500	33.000	**17%**	275	144	**91%**
Massimo Dutti	43.000	36.000	**19%**	280	182	**54%**
Bershka	49.800	35.000	**42%**	315	337	**-6%**
Stradivarius	33.800	27.000	**25%**	340	270	**26%**
Oysho	5.900	0	**n/a**	174	n/a	**n/a**
Total	**659.400**	**539.600**	**22%**	**587**	**500**	**18%**

The selling area at F2001 has grown by almost 120,000 new metres (+22%). However, due tbe seasonal nature of the openings and the greater size of the new openings, the weighted average growth in selling area in F2001 is approximately 16%.

Like-for-like sales (LFL)

Store sales are those that occur in company-managed stores and franchised stores of any of the Group's concepts, net of any consumption tax and converted to euros at the average exchange rates for the fiscal year.

The Group's like-for-like sales grew by 9% in F2001. Like-for-like represents the annual change in store sales of any concept of the Group that were open for the whole of fiscal years 2001 and 2000, converted to a fixed exchange rate.

The increase in like-for-like sales is positive and consistent in all the geographic areas (Spain, the rest of Europe, the Americas and the rest of the World). Below is a table showing the increase in like-for-like sales bi-annually for the last few fiscal years:

	LFL sales			
	2001	**2000**	**1999**	**1998**
First Half	**9%**	13%	6%	13%
Second Half	**9%**	9%	5%	12%
Full Year	**9%**	**9%**	**5%**	**11%**

The like-for-like calculation includes 64% of the selling area as at FYE.

Sales by concept

Below is a table showing the net sales by concept in F2001 and F2000:

	Net Sales (Million €)			% sales on total	
Concept	**2001**	**2000**	**% Chng. 01/00**	**F2001**	**F2000**
ZARA	2.477,4	2.044,6	21%	76,2%	78,2%
PULL & BEAR	225,7	172,6	31%	6,9%	6,6%
MASSIMO DUTTI	241,4	184,1	31%	7,4%	7,0%
BERSHKA	202,0	134,9	50%	6,2%	5,2%
STRADIVARIUS	93,5	72,5	29%	2,9%	2,8%
OYSHO	4,5	0,0	n/a	0,1%	0,0%
Other sales	5,3	6,0	-12%	0,2%	0,2%
Total sales	**3.249,8**	**2.614,7**	**24%**	**100,0%**	**100%**

Stronger sales growth of the younger concepts has increased their weight in the Group's total.

Store sales by geographic area

The following graph shows store sales by geographic areas:

2001


RoW
7.3%
Americas
15.9%
Spain
46.0%
Rest of
Europe
30.8%

2000


RoW
7.8%
America
s
15.1%
Spain
47.6%
Rest of
Europe
29.6%

European markets ex-Spain are absorbing the greatest part of the international growth (120 basis points), compared to the reduction of weight of Spain and the Rest of the World.

The percentage of store sales of each concept outside Spain versus its total store sales is the following:

Concept	% INTERNATIONAL SALES 2001	% INTERNATIONAL SALES 2000
ZARA	60.8%	59.2%
PULL & BEAR	31.3%	35.1%
MASSIMO DUTTI	38.8%	32.0%
BERSHKA	32.3%	21.7%
STRADIVARIUS	20.5%	17.7%
OYSHO	33.3%	n/a
Total Grupo	**54.0%**	**52.3%**

In general, the Group's concepts have increased the weight of international sales. Oysho opened its first stores in September 2001, and already makes a third of its sales in stores located outside Spain.

Sales in company-managed and franchised stores

The table below shows the breakdown of sales in company-managed and franchised stores for each of the concepts of the Group:

STORE SALES IN COMPANY-MANAGED AND FRANCHISED STORES				
	2001		2000	
Formato	**Company Managed**	**Franchi-sed**	**Company Managed**	**Franchi-sed**
Zara	92%	8%	92%	8%
Pull & Bear	91%	9%	90%	10%
Massimo Dutti	58%	42%	58%	42%
Bershka	99%	1%	98%	2%
Stradivarius	74%	26%	69%	31%
Oysho	100%	0%	n/a	n/a
Total	**89%**	**11%**	**89%**	**11%**

2.2. Gross margin

The gross margin has risen to €1,686.7 million, 26% higher than the previous year. It has improved by 74 basis points to reach 51.9% of sales (51.2% in F2000). This improvement is mainly due to collections being adapted to demand, improved inventory management and the lower impact of markdowns during the sales periods.

2.3. Operating cash flow (EBITDA)

The EBITDA of F2001 comes to €704.5 million, an increase of 35% with respect to the previous year.

Operating expenses and their evolution is the following:

Million euros	2001	2000	Var 01/00
Personnel expenses	**489.8**	411.4	19%
Other operating expenses	**492.5**	404.8	22%
Total operating expenses	**982.3**	**816.2**	**20%**

Operating expenses have grown at a lower rate than sales and include all the start-up costs of new openings (essentially rents and salaries paid before the opening of the new stores).

2.4. Operating income (EBIT)

EBIT comes to €517.5 million, an increase of 36%, standing at 15.9% of sales (14.5% in 2000).

Depreciation of fixed assets has increased by 27%, due to the investments carried out by the Group in recent years for the expansion of its activities.

During F2001 the Group has fully amortised the goodwill generated by the acquisition of Zara Turkey (€7.3 million).

Provisions charged in F2001 and F2000 correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores. In F2001, €11.6 million has been charged to the P&L (€6.7 million in 2000).

EBIT by concept

The breakdown of the operating income (EBIT) of each of the concepts of the Group is the following:

	EBIT by concept (Million €)			% EBIT on sales		Concept sales on total (%)	
Concept	**2001**	**2000**	**% Chng. 01/00**	**2001**	**2000**	**2001**	**2000**
ZARA	441.1	327.9	35%	17.8%	16.0%	85.2%	86.3%
PULL & BEAR	32.8	24.1	36%	14.5%	14.0%	6.3%	6.3%
MASSIMO DUTTI	25.3	20.3	25%	10.5%	11.0%	4.9%	5.3%
BERSHKA	25.2	8.4	200%	12.5%	6.2%	4.9%	2.2%
STRADIVARIUS (*)	(3.2)	(3.2)	-1%	-3.4%	-4.4%	-0.6%	-0.8%
OYSHO	(6.3)	n/a	n/a	n/a	n/a	-1.2%	n/a
Other activities	2.6	2.4	8%	n/a	n/a	0.5%	0.6%
Total Group	**517.5**	**379.9**	**36%**	**15.9%**	**14.5%**	**100.0%**	**100.0%**

(*) The figures for Stradivarius are shown net of the amortization of goodwill. Without taking this charge into account, its contribution to the EBIT of the Group would come to €6.2 m in both 2001 and 2000.

In the second half of 2001 Stradivarius moved its headquarters and logistics platform to new facilities in Sallent, Barcelona (Spain), which will make it possible to improve its operations and expand its activity.

2.5. Ordinary Income

Ordinary income of F2001 stands at €496.2 million, an increase of 36%.

Net financial result breaks down as follows:

Millions of euros	**2001**	**2000**
Net financial expenses	12.2	12.2
Foreign exchange losses	7.3	1.8
Net losses of equity method companies	1.8	(0.3)
Total	**21.3**	**13.7**

Foreign exchange losses of 2001 are principally due to the hedging operations and to the results produced by the variation of exchange rates of Latin-American and Turkish currencies.

2.6. Income before taxes

Income before taxes comes to €495.1 million, 34% higher than F2000.

A provision of €22.5 million was charged in F2000, corresponding to the estimation of the cost of the *Employee Stock Participation Plan to be carried out in* F2001 (see section 5). As the effective cost was lower, in F2001 there has been an extraordinary positive result of €4.0 million. A provision of €3.0 million has been maintained in the short-term liabilities of the balance sheet, in order to cover the cost, where appropriate, of the distribution of the remainder of the shares of the Plan.

The rest of extraordinary income is mainly due to the write-off of fixed assets, provisions and other income and expenses of an extraordinary or non-recurring nature.

2.7. Net income before minorities and Net Income

Net income before minorities for F2001 reached €345.2 million, an increase of 32%. The estimated tax rate for the fiscal year is the following:

Millions of euros	**2001**	**2000**
Income before taxes	**495.1**	368.8
Income tax	**149.9**	106.9
Tax rate	**30.3%**	**29.0%**

Net income comes to €340.4 million, an increase of 31% with respect to F2000.

The increase of minority interests is mainly due to the greater weight of profits in manufacturing companies which the Group controls with a holding of less than 100%.

Dividend proposal

Inditex's Board of Directors will propose to the General Meeting of Shareholders the payment of a dividend of €68.6 million (11 Euro cents per share), equivalent to 20.1% of net income.

Return on Equity (ROE)

The table below shows the evolution of the Return On Equity, defined as net income on average Shareholder's Equity.

RETURN ON EQUITY					
Description	**2001**	**2000**	**1999**	**1998**	**1997**
Net income	340.4	259.2	204.8	153.1	117.4
Shareholders equity - previous year	1,170.9	893.2	673.4	529.9	414.9
Shareholders equity - current year	1,486.2	1,170.9	893.2	673.4	529.9
Average equity	1,328.5	1,032.0	783.3	601.6	472.4
RETURN ON EQUITY	**25.6%**	**25.1%**	**26.1%**	**25.5%**	**24.8%**

Return on Capital Employed (ROCE)

The table below shows the calculations of Return On Capital Employed for the Group, defined as EBIT over average capital employed in the FYE.

RETURN ON CAPITAL EMPLOYED					
Description	**2001**	**2000**	**1999**	**1998**	**1997**
EBIT	**517.5**	379.9	296.2	241.5	191.5
Average employed capital	**0.0**	0.0	0.0	0.0	0.0
Average equity	1,328.5	1,032.0	783.3	601.6	472.4
Average net financial debt (*)	0.0	100.3	121.5	73.1	72.1
Total average employed capital	**1,328.5**	**1,132.3**	**904.8**	**674.7**	**544.5**
RETURN ON CAPITAL EMPLOYED	**39%**	**34%**	**33%**	**36%**	**35%**

(*) Zero when net cash

ROCE by concept

The table below shows return on capital employed by concept:

ROCE BY CONCEPT		
Concept	**2001**	**2000**
Zara	42%	35%
Pull & Bear	51%	49%
Massimo Dutti	46%	49%
Bershka	30%	10%
Stradivarius (*)	12%	20%
Oysho	--	--
Total	**39%**	**34%**

(*) Before goodwill amortisation

3. Comments on the balance sheet

The Consolidated Balance Sheet of INDITEX maintains a similar structure to that it showed at FYE 2000, with a low level of debt and negative working capital, a consequence of the business model.

Net financial position

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Million€)	January 31 2001	January 31 2000
Cash & cash equivalents	309.1	203.9
Long term financial debt	(138.2)	(165.5)
Short term financial debt	(118.5)	(96.9)
Deferred financial expenses	5.1	7.9
NET FINANCIAL CASH (DEBT)	**57.5**	**(50.6)**

The date of the FYE coincides with the moment of greatest liquidity. However, the average level of financial debt is higher during the year, due to the seasonal nature of sales and supplies. The evolution of the net financial position during the last nine quarters has been the following:


NET FINANCIAL POSITION 2000 & 2001
MILLION EURO
100
50
0
(50)
(100)
(150)
(200)
(250)
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
(149.9)
(25.9)
(212.7)
(185.2)
(50.6)
(24.9)
(163.4)
(145.7)
57.5

Working capital

The table below shows a breakdown of working capital of the last two fiscal years:

WORKING CAPITAL (Millions €)		
Description	**January 31 2001**	**January 31 2000**
Inventories	353.8	245.0
Receivables	184.2	145.2
Accruals	6.6	6.2
Other short term liabilities	(715.7)	(573.5)
Operating working capital	**(171.1)**	**(177.0)**
Cash & cash equivalents	309.1	203.9
Short term financial debt	(118.5)	(96.9)
Financial working capital	**190.6**	**107.0**
Total working capital	**19.5**	**(70.1)**

The financing obtained through the working capital has reached €171.1 million (€177.0 million in 2000).

The increase in inventory is due to the following:

- The earlier start to the new season, in line with previous seasons, which at 31 January has increased the volume of the inventory in order to supply the stores during the first quarter.
- The selling area at the beginning of F2002 is 22% bigger than at the beginning of F2001.
- Calendar effect : Easter is 16 days earlier in 2002 than in 2001.
- Initial Spring-Summer collection: following the fashion trends prevailing at the beginning of this season, the collection contains garments with a greater number of industrial processes in their manufacture.

At 31 January, inventory in comparable space was 23% higher than in 31 January 2001. At 15 March 2002, inventory in comparable space was 12% higher than at the same date in 2001.

4. Comments on the cash flow statement

The summary of the cash flow statement is the following:

CASH FLOW SUMMARY

	F2001	F2000	Var % 01/00
Net income	340.4	259.2	31%
Funds from operations	558.1	387.0	44%
Changes in working capital	7.5	40.7	
Cash from operations	565.6	427.7	32%
Capital expenditure	(431.4)	(340.7)	27%
Free cash flow	134.2	87.0	54%
Dividends	(6.0)	(9.2)	
Net debt decrease	(130.0)	(97.0)	
Others	1.8	19.3	

Growth in funds from operations (44%) has been much higher than growth of net sales (24%) and of net income (31%).

Cash from operations (+32%) is also higher, despite the lower relative growth of the financing via working capital.

Investments rose by 27%. Free Cash Flow has grown by 54%, to €134.2 million, which has been used principally to reverse the financial net position, as has been explained above.

5. Other relevant information of F2001

Listing

On 23 May 2001, Inditex shares were listed on the Spanish stock exchanges. Over F2001 Inditex shares were included in the *IBEX 35*, *Eurostoxx 600* and *MSCI* indices.

Staff

At FYE 2001, the Group employed 26,724 people (23,785 in 2000).

Employee Stock Participation Plan

From September 2001 a Employee Stock Participation Plan was executed in accordance with the resolutions of the General Shareholders' Meeting of January 2001 (see Note 14 of the Annual Report for fiscal 2000). In those countries in which the distribution could not be carried out, the employees received the equivalent amount in money. More than 17,000 employees benefited from the Plan. Of these, more than 15,000 employees received a total of approximately 3.5 million shares.

Launch of Oysho

In September 2001 Oysho was launched, a new retail concept for lingerie with which the Group intends to take advantage of a business opportunity that is complementary to the other concepts. At 31 January 2002, Oysho had 34 stores in seven countries. The response of customers and the sales achieved up to the present meet the expectations of the Management of the Group.

Joint-Venture agreement in Italy

In October 2001 Inditex signed a Joint-Venture Agreement with Grupo Percassi to open stores of the Group in Italy. In December 2001 the first three Oysho stores opened in that country.
The first Zara store will open its doors in Milan in the next few weeks, and the opening of several more stores is foreseen for throughout the year.

Construction of a second distribution centre for Zara

In October 2001 Inditex announced the construction of a new logistics centre for Zara in Zaragoza (Spain). Construction will begin in 2002 and it will be operative in the second half of 2003. This platform will assure the logistics capacity of Zara in the coming years. The investment of approximately €100 million will be carried out between 2002 and 2004, and is included in the estimations of CAPEX provided by the Group.

Introduction of the Euro

On 1 January 2002, the Euro coins and notes were introduced in the countries that make up the European Monetary Union, in which Inditex concentrates the majority of its business. No situations worthy of mention have occurred in the Group's activity as a consequence of the introduction of the new currency.

6. Start of F2002

No significant event has occured during the seven weeks since FYE 2001.

The Spring-Summer 2002 collections have been well-received by our customers.

Store openings foreseen for fiscal 2002 are the following:

Concept	FY 2002 Openings forecast		Total 2001
	Range	% International	
ZARA	55 - 65	80%	58
PULL & BEAR	35 - 45	50%	20
MASSIMO DUTTI	15 - 25	50%	25
BERSHKA	35 - 40	40%	47
STRADIVARIUS	20 - 25	15%	20
OYSHO	40 - 50	50%	34
Total openings	**200 - 250**	**53%**	**204**

The Group expects the volume of international sales to grow more than domestic sales, as has been occurring in the last few fiscal years, due to the greater weight of Zara in the total selling area of the Group.

Expected CAPEX in F2002 is between €500 million and €550 million. The opening of new stores and the refurbishment of existing stores will represent the majority of the CAPEX.

7. Release of 2002 results

Inditex expects to release the quarterly results of 2002 on the following dates:

First Quarter: 14 June 2002
Second Quarter: 19 September 2002
Third Quarter: 12 December 2002
Fiscal year 2002: March 2003 (tbc)

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+34 981 18 53 64
ir@inditex.com

Annex I

Income statement: quarterly results

	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2000 1Q	2000 2Q	2000 3Q	2000 4Q	% VAR. 2001/2000 1Q	% VAR. 2001/2000 2Q	% VAR. 2001/2000 3Q	% VAR. 2001/2000 4Q
Net Sales	664.3	667.5	859.9	1,058.1	502.8	553.0	709.8	849.1	32%	21%	21%	25%
Cost of sales	(323.9)	(329.9)	(391.5)	(517.7)	(247.8)	(279.2)	(330.4)	(419.6)	31%	18%	18%	23%
Gross Profit	**340.4**	**337.6**	**468.3**	**540.4**	**255.0**	**273.8**	**379.4**	**429.5**	**33%**	**23%**	**23%**	**26%**
Gross Margin	51.2%	50.6%	54.5%	51.1%	50.7%	49.5%	53.4%	50.6%				
Operating expenses	(221.1)	(231.3)	(249.6)	(280.3)	(168.0)	(198.3)	(210.3)	(239.6)	32%	17%	19%	17%
	33%	35%	29%	26%	33%	36%	30%	28%				
Operating cash flow (EBITDA)	**119.3**	**106.4**	**218.7**	**260.1**	**87.0**	**75.5**	**169.1**	**189.9**	**37%**	**41%**	**29%**	**37%**
EBITDA margin	18.0%	15.9%	25.4%	24.6%	17.3%	13.6%	23.8%	22.4%				
Fixed assets depreciation	(34.9)	(38.2)	(39.9)	(45.2)	(27.8)	(30.3)	(31.9)	(34.4)	26%	26%	25%	32%
Goodwill amortisation	(2.6)	(2.6)	(2.6)	(9.3)	(2.6)	(2.6)	(2.6)	(2.7)	0%	2%	1%	247%
Provisions	(2.4)	(7.4)	(5.3)	3.4	1.1	(3.4)	(2.4)	(2.0)	-318%	120%	121%	-270%
Operating income (EBIT)	**79.4**	**58.2**	**171.0**	**209.0**	**57.7**	**39.2**	**132.2**	**150.9**	**38%**	**49%**	**29%**	**39%**
EBIT margin	12.0%	8.7%	19.9%	19.7%	11.5%	7.1%	18.6%	17.8%				
Net financial expenses	(4.3)	2.4	(4.8)	(14.7)	(2.0)	1.1	(4.8)	(8.0)				
Ordinary income	**75.1**	**60.6**	**166.2**	**194.3**	**55.7**	**40.3**	**127.4**	**142.8**	**35%**	**51%**	**30%**	**36%**
Ordinary margin	11.3%	9.1%	19.3%	18.4%	11.1%	7.3%	17.9%	16.8%				
Extraordinary income (loss)	(0.8)	1.4	9.9	(11.6)	0.5	4.9	2.4	(5.2)				
Income before taxes	**74.3**	**62.1**	**176.1**	**182.7**	**56.2**	**45.2**	**129.8**	**137.7**	**32%**	**37%**	**36%**	**33%**
EBT margin	11.2%	9.3%	20.5%	17.3%	11.2%	8.2%	18.3%	16.2%				
Taxes	(23.8)	(19.8)	(56.4)	(49.9)	(17.4)	(13.0)	(38.9)	(37.6)				
Net income before minorities	**50.5**	**42.2**	**119.7**	**132.8**	**38.8**	**32.2**	**90.9**	**100.1**	**30%**	**31%**	**32%**	**33%**
	32.0%	31.9%	32.0%	27.3%	31.0%	28.8%	30.0%	27.3%				
Minorities	0.0	(1.1)	(2.6)	(1.1)	0.0	(1.1)	(1.6)	0.0				
Net Income	**50.5**	**41.2**	**117.1**	**131.7**	**38.8**	**31.0**	**89.3**	**100.1**	**30%**	**33%**	**31%**	**31%**

Annex II

Summary of net openings and net stores opened by quarter in 2001 and 2000

NUMBER OF NET STORE OPENINGS IN EACH QUARTER										
Concept	1Q 2001	2Q 2001	3Q 2001	4Q 2001	total 2001	1Q 2000	2Q 2000	3Q 2000	4Q 2000	total 2000
ZARA	7	6	21	24	**58**	12	6	16	19	**53**
PULL & BEAR	5	4	8	3	**20**	(1)	10	4	13	**26**
MASSIMO DUTTI	6	3	6	10	**25**	(2)	10	5	6	**19**
BERSHKA	9	15	8	15	**47**	2	12	11	10	**35**
STRADIVARIUS	8	5	1	6	**20**	4	8	5	8	**25**
OYSHO	--	–	14	20	**34**	--	--	--	--	**–**
Total stores	**35**	**33**	**58**	**78**	**204**	**15**	**46**	**41**	**56**	**158**

NUMBER OF STORES BY THE END OF EACH QUARTER								
Concept	**1Q 2001**	**2Q 2001**	**3Q 2001**	**4Q 2001**	**1Q 2000**	**2Q 2000**	**3Q 2000**	**4Q 2000**
ZARA	456	462	483	**507**	408	414	430	**449**
PULL & BEAR	234	238	246	**249**	202	212	216	**229**
MASSIMO DUTTI	204	207	213	**223**	177	187	192	**198**
BERSHKA	113	128	136	**151**	71	83	94	**104**
STRADIVARIUS	108	113	114	**120**	79	87	92	**100**
OYSHO	--	–	14	**34**	–	--	--	**–**
Total stores	**1,115**	**1,148**	**1,206**	**1,284**	**937**	**983**	**1,024**	**1,080**

Annex III

List of stores by concept and country as at 31 January 2002

COUNTRY	ZARA	Pull and Bear	Massimo Dutti	Bershka	Stradivarius	oysho	TOTAL
SPAIN	225	175	144	105	100	20	769
PORTUGAL	38	35	30	19	11	7	140
FRANCE	67				1		68
BELGIUM	14	1	12			1	28
NETHERLANDS	3		2			1	6
UNITED KINGDOM	11						11
GERMANY	15		1			1	17
SWEDEN			3				3
NORWAY			1				1
ANDORRA	1		1				2
AUSTRIA	3						3
DENMARK	2						2
LUXEMBOURG	1		1				2
ICELAND	1						1
IRELAND		2					2
ITALY						3	3
POLAND	2						2
CZECH REP.	1						1
GREECE	20	6		2		1	29
MALTA		2					2
CYPRUS	2	2	1	2	2		9
ISRAEL	9	15					24
LEBANON	2		2				4
TURKEY	5						5
KUWAIT	2	1			1		4
UAE	4	3	3	3	2		15
SAUDI ARABIA	6	3	3		2		14
BAHRAIN	1		1				2
QATAR	1				1		2
JORDAN			1				1
CANADA	4						4
USA	8						8
MEXICO	27		14	14			55
VENEZUELA	7	4	3	6			20
BRASIL	7						7
ARGENTINA	8						8
CHILE	3						3
URUGUAY	2						2
JAPAN	5						5
TOTAL STORES	507	249	223	151	120	34	1.284

Annex IV

Description		2001	2000	1999	1998	1997	1996	CAGR 01/96
P&L:								
Net Sales		3,249.8	2,614.7	2,035.1	1,614.7	1,217.4	1,008.5	26%
	YoY%	*24%*	*28%*	*26%*	*33%*	*21%*	*0%*	
EBITDA		704.5	521.5	410.4	325.7	253.6	202.1	28%
	YoY%	*35%*	*27%*	*26%*	*28%*	*25%*	*0%*	
EBIT		517.5	379.9	296.2	241.5	192.6	150.3	28%
	YoY%	*36%*	*28%*	*23%*	*25%*	*28%*	*0%*	
Net Income		340.4	259.2	204.7	153.1	117.4	72.7	36%
	YoY%	*31%*	*27%*	*34%*	*30%*	*61%*	*0%*	
Balance Sheet:								
Shareholders equity		1,486.2	1,170.9	893.2	673.4	529.9	414.9	29%
	YoY%	*27%*	*31%*	*33%*	*27%*	*28%*	*0%*	0.0
Total balance sheet		2,604.9	2,107.6	1,772.9	1,326.3	977.2	820.3	26%
	YoY%	*24%*	*19%*	*34%*	*36%*	*19%*	*0%*	0.0
Net financial position		57.5	(50.6)	(149.9)	(93.0)	(38.3)	(105.8)	0%
	YoY%	*n/a*	*-66%*	*61%*	*143%*	*-64%*	0.0	0.0
Stores:								
Number of stores at FY-end		1,284	1,080	922	748	622	541	
Net openings		204	158	174	126	81	33	
Number of countries with stores		39	33	30	21	14	10	
Other information:								
% International sales		54.0%	52.4%	48.5%	46.1%	42%	36%	
LFL		9%	9%	5%	11%	7%	4%	
ROE		26%	25%	26%	25%	25%	20%	
ROCE		39%	34%	33%	36%	35%	29%	
Number of employees		26,724	24,004	18,200	15,576	10,891	8,412	

Table title: SIX-YEAR FINANCIAL SUMMARY

FILE Nº 82-5185

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 2 AÑO 2002

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

Domicilio Social:

Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España

N.I.F.

A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

Borja de la Cierva Álvarez de Sotomayor. Director Financiero

Firma:

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		Individual	Consolidado
I. Datos Identificativos del Emisor	0010	X	
II. Variación del Grupo Consolidado	0020		X
III. Bases de Presentación y Normas de Valoración	0030	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad I.N.C.N.	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII. Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuidos	0090	X	
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo consolidado las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (Se indica nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Oysho Venezuela, S.A. (Venezuela, 100%)
Oysho Portugal Confeçcoes, Unipessoal, Lda. (Portugal, 100%)
Pull & Bear Giyim Ithalat Ihracat Ve Ticaret Limited Sirketi (Turquía, 100%)
Massimo Dutti Giyim Ithalat Ihracat Ve Ticaret Limited Sirketi (Turquía, 100%)
Bershka Giyim Ithalat Ihracat Ve Ticaret Limited Sirketi (Turquía, 100%)
Stradivarius Giyim Ithalat Ihracat Ve Ticaret Limited Sirketi (Turquía, 90,15%)
Pull & Bear Venezuela, S.A. (Venezuela, 100%)
Massimo Dutti Venezuela, S.A. (Venezuela, 99%)
Zara Stock Company Rofestas (Lituania, 100%)
Zara Ceska Republika, s.r.o. (Chequia, 100%)
Zara Puerto Rico Inc. (Puerto Rico, 100%)
Group Zara Australia Pty. Limited (Australia, 100%)
Oysho Logística, S.A. (España, 100%)
Tempe Logística, S.A. (España,
50%)
Massimo Dutti France, S.A.R.L. (Francia, 100%)
Oysho México, S.A.C.V. (Méjico, 100%)
Oysho Hellas, S.A. (Grecia, 100%)
Oysho Italia, S.R.L. (Italia, 51%)
Oysho Nederland, B.V. (Holanda, 100%)
Oysho Österreich, GmbH (Austria, 100%)
Pull & Bear México, S.A.C.V. (Méjico, 99,001%)
Bershka Belgique, S.A. (Bélgica, 100%)
JSC Verpstas (Lituania, 36,7%)
Naviera Elealva, A.I.E. (España, 49%)
Naviera del Miño,A.I.E. (España, 49%)
Naviera del Sil,A.I.E. (España, 49%)

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	172	
II. Inmovilizaciones Inmateriales	0220	20,137	25,474
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	14,471	20,150
II.2. Otro Inmovilizado Inmaterial	0222	5,666	5,324
III. Inmovilizaciones Materiales	0230	223,763	204,206
IV. Inmovilizaciones Financieras	0240	447,089	449,666
V. Acciones Propias a Largo Plazo	0250	447	3,151
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	691,608	682,497
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	2,707	5,757
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	136,718	91,657
III. Deudores	0310	217,550	147,586
IV. Inversiones Financieras Temporales	0320	311,542	203,889
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	30,443	33,060
VII. Ajustes por Periodificación	0350	216	589
D) ACTIVO CIRCULANTE	0360	696,469	476,781
TOTAL ACTIVO (A + B + C + D)	0370	1,390,784	1,165,035

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93,500	93,500
II. Reservas	0510	502,671	333,067
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	186,467	176,816
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0	-1,202
A) FONDOS PROPIOS	0560	782,638	602,181
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	1,023	12
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	952	582
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615	5,505	14,375
III. Deudas con Empresas del Grupo y Asociadas	0620		
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	26,852	47,163
D) ACREEDORES A LARGO PLAZO	0640	32,357	61,538
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	10,147	15,333
III. Deudas con Empresas del Grupo y Asociadas	0660	286,841	294,688
IV. Acreedores Comerciales	0665	173,647	113,492
V. Otras Deudas a Corto	0670	103,179	77,209
VI. Ajustes por Periodificación	0680		
E) ACREEDORES A CORTO PLAZO (4)	0690	573,814	500,722
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1,390,784	1,165,035

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	1,356,504	100.00%	1,129,933	100.00%
+ Otros Ingresos (6)	0810		0.00%		0.00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0.00%		0.00%
= VALOR TOTAL DE LA PRODUCCION	0830	1,356,504	100.00%	1,129,933	100.00%
- Compras Netas	0840	-1,242,319	-91.58%	-1,039,764	-92.02%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	45,061	3.32%	20,672	1.83%
- Gastos Externos y de Explotación (7)	0860	-6,878	-0.51%	-3,994	-0.35%
= VALOR AÑADIDO AJUSTADO	0870	152,368	11.23%	106,847	9.46%
+/- Otros Gastos e Ingresos (8)	0880	-22,554	-1.66%	-17,618	-1.56%
- Gastos de Personal	0890	-44,435	-3.28%	-37,863	-3.35%
= RESULTADO BRUTO DE EXPLOTACION	0900	85,379	6.29%	51,366	4.55%
- Dotación Amortizaciones Inmovilizado	0910	-20,514	-1.51%	-16,983	-1.50%
- Dotaciones al Fondo de Reversión	0915		0.00%		0.00%
- Variación Provisiones de Circulante (9)	0920		0.00%		0.00%
= RESULTADO NETO DE EXPLOTACION	0930	64,865	4.78%	34,383	3.04%
+ Ingresos Financieros	0940	203,243	14.98%	191,033	16.91%
- Gastos Financieros	0950	-21,827	-1.61%	-31,543	-2.79%
+ Intereses y Diferencias Cambio Capitalizados	0960		0.00%		0.00%
- Dotación Amortización y Provisiones Financieras (10)	0970		0.00%		0.00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	246,281	18.16%	193,873	17.16%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	56	0.00%	382	0.03%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-84,949	-6.26%	-22,390	-1.98%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	933	0.07%		0.00%
+/- Resultados de Ejercicios Anteriores (14)	1026	191	0.01%	-160	-0.01%
+/- Otros Resultados Extraordinarios (15)	1030	5,661	0.42%	-10,016	-0.89%
= RESULTADO ANTES DE IMPUESTOS	1040	168,173	12.40%	161,689	14.31%
+/- Impuestos sobre Sociedades y Otros	1042	18,294	1.35%	15,127	1.34%
= RESULTADO DEL EJERCICIO	1044	186,467	13.75%	176,816	15.65%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	607	2,013
II. Inmovilizaciones Inmateriales	1220	352,015	303,307
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	136,901	144,450
II.2. Otro Inmovilizado Inmaterial	1222	215,114	158,857
III. Inmovilizaciones Materiales	1230	1,228,267	1,045,929
IV. Inmovilizaciones Financieras	1240	81,324	41,312
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	447	3,151
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	1,662,660	1,395,712
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	72,136	89,112
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	16,469	22,480
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	353,802	245,049
III. Deudores	1310	184,228	145,182
IV. Inversiones Financieras Temporales	1320	52,310	84,911
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	256,768	118,960
VII. Ajustes por Periodificación	1350	6,563	6,213
E) ACTIVO CIRCULANTE	1360	853,671	600,315
TOTAL ACTIVO (A + B + C + D + E)	1370	2,604,936	2,107,619

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93,500	93,500
II. Reservas Sociedad Dominante	1510	608,937	502,100
III. Reservas Sociedades Consolidadas (16)	1520	435,231	282,360
IV. Diferencias de Conversión (17)	1530	8,112	34,908
V. Resultados Atribuibles a la Sociedad Dominante	1540	340,412	259,241
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		-1,202
A) FONDOS PROPIOS	1560	1,486,192	1,170,907
B) SOCIOS EXTERNOS	1570	21,053	11,271
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	4,921	2,044
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	55,350	21,261
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	138,209	165,538
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	64,995	66,258
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	203,204	231,796
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	118,488	96,871
III. Acreedores Comerciales	1665	426,342	322,973
IV. Otras Deudas a Corto	1670	289,352	250,398
V. Ajustes por Periodificación	1680	34	98
G) ACREEDORES A CORTO PLAZO (4)	1690	834,216	670,340
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	2,604,936	2,107,619

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	3,249,807	100.00%	2,614,706	100.00%
+ Otros Ingresos (6)	1810	217	0.01%	2,010	0.08%
+/- Variación Existencias Productos Terminados y en Curso	1820	95,407	2.94%	16,531	0.63%
= VALOR TOTAL DE LA PRODUCCION	1830	**3,345,431**	102.94%	**2,633,247**	100.71%
- Compras Netas	1840	-1,673,957	-51.51%	-1,340,376	-51.26%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	15,483	0.48%	46,806	1.79%
- Gastos Externos y de Explotación (7)	1860	-492,644	-15.16%	-407,552	-15.59%
= VALOR AÑADIDO AJUSTADO	1870	**1,194,313**	36.75%	**932,125**	35.65%
+/- Otros Gastos e Ingresos (8)	1880		0.00%		0.00%
- Gastos de Personal	1890	-489,836	-15.07%	-411,393	-15.73%
= RESULTADO BRUTO DE EXPLOTACION	1900	**704,477**	21.68%	**520,732**	19.92%
- Dotación Amortizaciones Inmovilizado	1910	-158,163	-4.87%	-124,463	-4.76%
- Dotaciones al Fondo de Reversión	1915		0.00%		0.00%
- Variación Provisiones de Circulante (9)	1920	-11,642	-0.36%	-5,924	-0.23%
= RESULTADO NETO DE EXPLOTACION	1930	**534,672**	16.45%	**390,345**	14.93%
+ Ingresos Financieros	1940	11,010	0.34%	9,777	0.37%
- Gastos Financieros	1950	-23,106	-0.71%	-21,994	-0.84%
+ Intereses y Diferencias Cambio Capitalizados	1960	-7,330	-0.23%	-1,763	-0.07%
- Dotación Amortización y Provisiones Financieras (10)	1970	-71	0.00%		0.00%
+/- Resultados de Conversión (18)	1980		0.00%		0.00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	-1,845	-0.06%	259	0.01%
- Amortización Fondo Comercio Consolidación	2000	-17,147	-0.53%	-10,458	-0.40%
+ Reversión Diferencias Negativas de Consolidación	2010		0.00%		0.00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	**496,183**	15.27%	**366,166**	14.00%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-1,520	-0.05%	31,641	1.21%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	202	0.01%	-825	-0.03%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0.00%		0.00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-2,491	-0.08%	-2,306	-0.09%
+/- Otros Resultados Extraordinarios (15)	2030	2,720	0.08%	-25,836	-0.99%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	**495,094**	15.23%	**368,840**	14.11%
+/- Impuesto sobre Beneficios	2042	-149,850	-4.61%	-106,919	-4.09%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	**345,244**	10.62%	**261,921**	10.02%
+/- Resultado Atribuido a Socios Externos	2050	-4,832	-0.15%	-2,680	-0.10%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	**340,412**	10.47%	**259,241**	9.91%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Ventas netas en tiendas propias	2100			2,859,650	2,299,986
Ventas netas a franquicias	2105			190,516	154,160
Otras ventas textiles	2110			161,348	125,810
Servicios prestados	2115			26,008	26,360
Otras ventas	2120			12,285	8,390
Ventas de tejidos	2125	202,200	187,594		
Ventas prendas	2130	1,207,611	1,009,480		
Ventas otros productos y servicios prestados	2135	31,219	24,528		
Devolución de ventas	2140	-84,526	-91,669		
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	**1,356,504**	**1,129,933**	**3,249,807**	**2,614,706**
Mercado Interior	2160	750,147	624,854	1,842,296	1,515,176
Exportación: Unión Europea	2170	355,404	296,042	865,887	675,387
Países O.C.D.E.	2173	112,590	93,784	366,847	299,938
Resto Países	2175	138,363	115,253	174,777	124,205

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	578	551	26,724	24,004

VIII. EVOLUCIÓN DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; evolución de la cartera de valores; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podida causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver memorando adjunto sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (miles de euros)
1. Acciones Ordinarias	3100	6.5	0.01	6,010
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (G-8b)

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar conteplada en el art. 53 de la LMV (5 por 100 múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250	X	
7. Modificaciones de los Estatutos Sociales	3260	X	
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Punto 6.- Cambios de los Administradores o del Consejo de Administración.

La Junta General Universal celebrada el 20 de abril de 2001 amplió el número de miembros del Consejo de Administración a 10 consejeros, nombrando como nuevos consejeros independientes a Dña. Irene Ruth Miller y a D. Horst Langhammer. Información recogida en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV el 27 de abril de 2001.

Punto 7.- Modificación de los Estatutos Sociales.

La Junta General Universal celebrada el 20 de abril de 2001 modificó el artículo 18.1 de los Estatutos Sociales con objeto de disminuir el número de acciones necesarias para asistir a la Junta General, siendo preciso para ello que el accionista sea titular de, al menos, 50 acciones. Información recogida en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV: 27 de abril de 2001.

Punto 14.- Otros hechos significativos.

Los hechos relevantes acaecidos desde el inicio de ejercicio hasta

el 27 de abril de 2001 vienen recogidos en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV en dicha fecha, habiéndose producido desde entonces los siguientes hechos significativos:

- Firma de un acuerdo de joint-venture para el desarrollo de la cadena Zara en Italia. Inditex y el Grupo Percassi han firmado un acuerdo cuyo objetivo es el desarrollo de la cadena Zara en Italia. La participación en el joint-venture es de un 51% para Inditex y el 49% restante para Percassi. El acuerdo es extensible al resto de las cadenas del grupo Inditex en Italia. Comunicación a la CNMV: 24 de octubre de 2001.

- Lanzamiento en España y Portugal de las primeras diez tiendas de la cadena Oysho, dedicada a la venta de lencería, ropa interior y ropa de baño de hombre y de mujer. Las previsiones de Inditex incluyen la apertura de quince tiendas adicionales de Oysho en el ejercicio 2001 y la extensión de este concepto a otros cuatro países europeos: Bélgica, Holanda, Alemania y Grecia.
Comunicación a la CNMV: 6 de septiembre de 2001.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) **Los Resultados de Ejercicios Anteriores** comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece únicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

INDITEX

Anexo a la información trimestral
Resultados consolidados del cuarto trimestre de 2001
(1 de febrero de 2001 a 31 de enero de 2002)

- **La Cifra de Negocios del ejercicio alcanza 3.249,8 millones de €, un 24% superior a la del ejercicio 2000.**
- **Las ventas en tiendas comparables del ejercicio 2001 crecieron un 9% respecto al año anterior.**
- **Las ventas del cuarto trimestre de 2001 crecieron un 24,6%, y el beneficio neto un 31%.**
- **El Beneficio Neto atribuido de 2001 alcanza 340,4 millones de € (54,6 céntimos de euro por acción), un 31% superior al de 2000.**
- **Los fondos generados ascendieron a 558,1 millones de €, un 44% superiores que en 2000.**
- **Propuesta de dividendo de 68,6 millones de euros (11 céntimos de euro por acción).**
- **Apertura neta de 204 tiendas en el ejercicio 2001. El Grupo estima la apertura de entre 200 y 250 tiendas en el ejercicio 2002.**
- **Colección inicial de primavera-verano 2002 bien recibida.**

El presente documento tiene carácter puramente informativo y no constituye una oferta de venta, de canje o de adquisición, ni una invitación a formular ofertas de compra, sobre valores emitidos por ninguna de las sociedades mencionadas.

La información recogida en el presente documento puede contener manifestaciones sobre intenciones, expectativas o previsiones futuras. Todas aquellas manifestaciones, a excepción de aquellas basadas en datos históricos, son manifestaciones de futuro, incluyendo, entre otras, las relativas a nuestra posición financiera, estrategia de negocio, planes de gestión y objetivos para operaciones futuras. Dichas intenciones, expectativas o previsiones están afectadas, en cuanto tales, por riesgos e incertidumbres que podrían determinar que lo que ocurra en realidad no se corresponda con ellas.

Entre estos riesgos se incluyen, entre otros, la competencia del sector, las preferencias y las tendencias de gasto de los consumidores, las condiciones económicas y legales, las restricciones al libre comercio y/o la inestabilidad política en los distintos mercados donde está presente el Grupo Inditex o en aquellos países donde los productos del Grupo son fabricados o distribuidos.

Los riesgos e incertidumbres que podrían potencialmente afectar la información facilitada son difíciles de predecir. La compañía no asume la obligación de revisar o actualizar públicamente tales manifestaciones en caso de que se produzcan cambios o acontecimientos no previstos que pudieran afectar a las mismas.

La compañía facilita información sobre estos y otros factores que podrían afectar las manifestaciones de futuro, el negocio y los resultados financieros del Grupo Inditex, en los documentos que presenta ante la Comisión Nacional del Mercado de Valores de España. Se invita a todas aquellas personas interesadas a consultar dichos documentos.

1. Estados financieros consolidados

Grupo Inditex

Cuenta de resultados del ejercicio 2001

Datos en millones de euros

	Ejercicio 2001	Ejercicio 2000	Var % 01/00
Cifra de negocios	3.249,8	2.614,7	24%
Coste de ventas	(1.563,1)	(1.277,0)	
Margen bruto	**1.686,7**	**1.337,7**	**26%**
Margen Bruto porcentual	*51,9%*	*51,2%*	
Gastos operativos	(982,3)	(816,2)	20%
Cash flow de explotación (EBITDA)	**704,5**	**521,5**	**35%**
Margen EBITDA	*21,7%*	*19,9%*	
Amortizaciones	(158,2)	(124,5)	27%
Amortización fondo de comercio	(17,1)	(10,5)	
Provisiones	(11,6)	(6,7)	
Resultado de operaciones (EBIT)	**517,5**	**379,9**	**36%**
Margen EBIT	*15,9%*	*14,5%*	
Resultado financiero neto	(21,3)	(13,7)	
Resultado ordinario	**496,2**	**366,2**	**36%**
Margen Ordinario	*15,3%*	*14,0%*	
Resultados extraordinarios	(1,1)	2,7	
Beneficio antes de impuestos	**495,1**	**368,8**	**34%**
Margen antes de impuestos	*15,2%*	*14,1%*	
Impuestos	(149,9)	(106,9)	
Beneficio consolidado	**345,2**	**261,9**	**32%**
	10,6%	*10,0%*	
Beneficio (Pérdida) atribuido a la minoría	(4,8)	(2,7)	80%
Beneficio atribuido a la sociedad dominante	**340,4**	**259,2**	**31%**
Margen Neto	*10,5%*	*9,9%*	
Beneficio por acción, céntimos de euro (*)	**54,6**	**41,6**	**31%**

(*) Calculado sobre 623.330.400 acciones

Grupo Inditex

Balance de situación consolidado al 31 de enero de 2002

Datos en millones de euros

	31 enero 2002	31 enero 2001
ACTIVO		
Inmovilizado neto (*)	1.662,7	1.395,7
Fondo de comercio	72,1	89,1
Gastos a distribuir en varios ejercicios	16,5	22,5
Total activo fijo	**1.751,3**	**1.507,3**
Existencias	353,8	245,0
Deudores	184,2	145,2
Inversiones fin. temporales y tesorería	309,1	203,9
Ajustes por periodificación	6,6	6,2
Total activo circulante	**853,7**	**600,3**
TOTAL ACTIVO	**2.604,9**	**2.107,6**
PASIVO		
Fondos propios	**1.486,2**	**1.170,9**
Minoritarios, ingresos a distribuir y provisiones	81,3	34,6
Deuda financiera a largo plazo	138,2	165,5
Otras deudas a largo plazo	65,0	66,3
Pasivo largo plazo	**284,5**	**266,4**
Deuda financiera a corto plazo	118,5	96,9
Acreedores comerciales y no comerciales	715,7	573,5
Pasivo a corto plazo	**834,2**	**670,3**
TOTAL PASIVO	**2.604,9**	**2.107,6**

(*) Incluye autocartera por 0,45 millones de euros a 31 de enero de 2002 y 3,15 millones de euros a 31 de enero de 2001

Grupo Inditex

Estado de flujos de caja del ejercicio 2001

Datos en millones de euros

	Ejercicio 2001	Ejercicio 2000	Var % 01/00
Beneficio atribuible a la sociedad dominante	**340,4**	**259,2**	**31%**
Ajustes al resultado-			
Amortizaciones	175,3	134,9	
Variaciones de provisiones	34,0	8,2	
Beneficios netos por enajenación de inmovilizado	(8,6)	(40,1)	
Pérdidas por enajenación de inmovilizado	14,1	9,6	
Beneficio (pérdida) atribuible a la minoría	4,8	2,7	
Impuestos diferidos y anticipados	(9,5)	7,0	
Otros	7,5	5,5	
Flujos generados	**558,1**	**387,0**	**44%**
Variación en activos y pasivos			
Existencias	(108,8)	(60,5)	
Deudores	(34,3)	(18,5)	
Ajustes por periodificación	0,1	0,8	
Acreedores a corto plazo	150,5	118,9	
Variación de las necesidades operativas de financiación	**7,5**	**40,7**	
Caja generada por las operaciones	**565,6**	**427,7**	**32%**
Inversión en inmovilizado inmaterial	(64,6)	(68,6)	
Inversión en inmovilizado material	(348,7)	(283,5)	
Inversión en sociedades	(17,3)	(21,8)	
Inversión en otro inmovilizado financiero	(14,1)	(13,2)	
Inversión en otros activos	(4,0)	(12,0)	
Ventas de inmovilizado y cobros de préstamos	17,3	58,3	
Flujos derivados de actividades de inversión	**(431,4)**	**(340,7)**	**27%**
Aumento del endeudamiento financiero a largo plazo	9,5	2,7	
Disminución del endeudamiento financiero a largo plazo	(54,7)	(44,6)	
Variación del endeudamiento no financiero a largo plazo	(1,3)	1,8	
Variación del endeudamiento a corto plazo	21,6	(17,0)	
Dividendos	(6,0)	(9,2)	
Otras actividades de financiación	1,8	(2,1)	
Ampliación de capital con prima de emisión	0,0	21,3	
Flujos empleados en actividades de financiación	**(29,0)**	**(47,0)**	
Variación neta de tesorería e inversiones financieras temporales	105,2	39,9	
Tesorería e inversiones financieras temporales liquidas al inicio	203,9	163,9	
Tesorería e inversiones financieras temporales liquidas al cierre	**309,1**	**203,9**	

2. Comentarios a los resultados consolidados

Los resultados correspondientes al ejercicio 2001 muestran un incremento en todas las líneas de margen, fruto de la estrategia de crecimiento de los formatos del Grupo, de la continuidad de la expansión internacional y de la capacidad de satisfacer las demandas de nuestros clientes. A la fecha de cierre del ejercicio, existían 1.284 tiendas abiertas en 39 países, con seis formatos diferentes: Zara, Pull & Bear, Massimo Dutti, Bershka, Stradivarius y Oysho. El anexo III incluye un detalle de las tiendas abiertas a cierre del ejercicio por formatos y países.

El comportamiento de las ventas y la mejora en la gestión de inventarios y de los costes operativos han favorecido el apalancamiento de los resultados del Grupo, de modo que EBITDA, EBIT y beneficio neto crecen más que el volumen de negocio.

2.1. Ventas

La cifra de negocios alcanzó los 3.249,8 millones de € , un 24% más que en el ejercicio anterior, debido tanto al mayor número de tiendas existentes como al crecimiento de ventas en tiendas comparables.

Número de tiendas y aperturas

El detalle de las aperturas y tiendas existentes al final del periodo es el siguiente:

	Aperturas Netas		Tiendas existentes	
Formato	**2001**	**2000**	**31 Ene 2002**	**31 Ene 2001**
ZARA	58	53	507	449
PULL & BEAR	20	26	249	229
MASSIMO DUTTI	25	19	223	198
BERSHKA	47	35	151	104
STRADIVARIUS	20	25	120	100
OYSHO	34	--	34	--
Total	**204**	**158**	**1.284**	**1.080**

Tiendas propias y franquiciadas

El detalle de tiendas propias y franquiciadas al final del ejercicio es el siguiente:

DETALLE DE TIENDAS PROPIAS Y FRANQUICIADAS						
	2001			2000		
Formato	Gestión Propia	Franquicias	Total	Gestión Propia	Franquicias	Total
Zara	476	31	**507**	422	27	**449**
Pull & Bear	220	29	**249**	199	30	**229**
Massimo Dutti	135	88	**223**	120	78	**198**
Bershka	146	5	**151**	102	2	**104**
Stradivarius	86	34	**120**	65	35	**100**
OYSHO	34	--	**34**	--	--	--
Total	**1.097**	**187**	**1.284**	**908**	**172**	**1.080**

Superficie de venta

La superficie de venta de las tiendas propias y franquiciadas al cierre del ejercicio, así como el tamaño medio de las nuevas aperturas en relación a las tiendas existentes a principio de ejercicio es el siguiente:

SUPERFICIE ÚTIL DE VENTA (m^2) EN TIENDAS PROPIAS Y FRANQUICIADAS						
	SUPERFICIE TOTAL			TAMAÑO MEDIO (m^2)		
	31 enero 2002	31 enero 2001	Var % 01/00	Aperturas 2001	Aperturas anteriores	Diferencia %
Zara	488.400	408.600	**20%**	1.376	910	**51%**
Pull & Bear	38.500	33.000	**17%**	275	144	**91%**
Massimo Dutti	43.000	36.000	**19%**	280	182	**54%**
Bershka	49.800	35.000	**42%**	315	337	**-6%**
Stradivarius	33.800	27.000	**25%**	340	270	**26%**
OYSHO	5.900	0	**n/a**	174	n/a	**n/a**
Total	**659.400**	**539.600**	**22%**	**587**	**500**	**18%**

La superficie de venta a final de 2001 ha crecido en casi 120.000 nuevos metros (+ 22%). Sin embargo, la estacionalidad de las aperturas y el mayor tamaño de las nuevas tiendas hacen que el crecimiento medio ponderado de la superficie de venta en 2001 sea del 16%, aproximadamente.

Ventas en tiendas comparables (LFL)

Las *ventas en tiendas* son aquellas producidas en tiendas propias y franquiciadas de cualquiera de los formatos del Grupo, computadas por el valor de venta al público, neto de cualquier impuesto sobre el consumo y convertidas a euros a los tipos de cambio medios del ejercicio.

Las ventas en superficie comparable del grupo crecieron un 9% respecto al mismo periodo del ejercicio anterior. Dicho incremento comprende la evolución de ventas en las tiendas de cualquier formato del Grupo que estuvieron abiertas durante la totalidad del ejercicio 2001 y precedente, convertidas a tipo de cambio constante.

El crecimiento de ventas en tiendas comparables es positivo y consistente en todas las áreas geográficas (España, resto de Europa, América y resto del mundo). A continuación se muestra un desglose del incremento de ventas en superficie comparable por semestres fiscales durante los últimos ejercicios:

	Incremento de ventas en superficie comparable			
	2001	2000	1999	1998
Primer semestre	**9%**	13%	6%	13%
Segundo semestre	**9%**	9%	5%	12%
Año completo	**9%**	**9%**	**5%**	**11%**

El cálculo de superficie comparable incluye el 64% de la superficie de venta a final de ejercicio.

Ventas por formato

A continuación se muestra un detalle de la cifra de negocios por formatos y su variación respecto al ejercicio anterior:

	Ventas por formato (Millones de euros)			Peso específico (%)	
Formato	**2001**	**2000**	**Var % 01/00**	**2001**	**2000**
ZARA	2.477,4	2.044,6	21%	76,2%	78,2%
PULL & BEAR	225,7	172,6	31%	6,9%	6,6%
MASSIMO DUTTI	241,4	184,1	31%	7,4%	7,0%
BERSHKA	202,0	134,9	50%	6,2%	5,2%
STRADIVARIUS	93,5	72,5	29%	2,9%	2,8%
OYSHO	4,5	0,0	n/a	0,1%	0,0%
Otras ventas	5,3	6,0	-12%	0,2%	0,2%
Total aperturas	**3.249,8**	**2.614,7**	**24%**	**100,0%**	**100%**

El mayor crecimiento de ventas de los formatos más jóvenes hace que aumente su peso específico en las operaciones totales del Grupo.

Ventas en tienda por área geográfica

El gráfico siguiente muestra las ventas en tiendas del Grupo por áreas geográficas:


2001
Resto Mundo 7,3%
América 15,9%
España 46,0%
Resto Europa 30,8%


2000
Resto Mundo 7,8%
América 15,1%
España 47,6%
Resto Europa 29,6%

Los mercados europeos (sin España) son los que absorben la mayor parte del crecimiento internacional del Grupo (120 puntos básicos de participación), frente a la reducción de peso específico de España y Resto del Mundo.

El porcentaje de venta en tiendas de cada cadena fuera de España respecto a sus ventas en tienda totales es el siguiente:

	% DE VENTAS EN TIENDAS INTERNACIONALES	
Formato	2001	2000
ZARA	60,8%	59,2%
PULL & BEAR	31,3%	35,1%
MASSIMO DUTTI	38,8%	32,0%
BERSHKA	32,3%	21,7%
STRADIVARIUS	20,5%	17,7%
OYSHO	33,3%	n/a
Total Grupo	**54,0%**	**52,3%**

En general, las cadenas del Grupo han aumentado el peso de sus ventas internacionales. La cadena Oysho, que abrió sus primeras tiendas en septiembre de 2001, ya cuenta con un tercio de sus ventas en tiendas situadas fuera de España.

Ventas en tiendas propias y franquiciadas

La tabla siguiente muestra el desglose de ventas en tiendas propias y franquiciadas de cada uno de los formatos del Grupo:

DETALLE DE VENTAS EN TIENDAS PROPIAS Y FRANQUICIADAS				
	2001		2000	
Formato	Gestión Propia	Franqui-cias	Gestión Propia	Franqui-cias
Zara	92%	8%	92%	8%
Massimo Dutti	58%	42%	58%	42%
Pull & Bear	91%	9%	90%	10%
Bershka	99%	1%	98%	2%
Stradivarius	74%	26%	69%	31%
OYSHO	100%	0%	n/a	n/a
Total	**89%**	**11%**	**89%**	**11%**

2.2. Margen Bruto

El margen bruto ha ascendido a 1.686,7 millones de €, un 26% superior al del ejercicio anterior, mejorando 74 puntos básicos hasta situarse en el 51,9% de las ventas (51,2% en 2000). Dicha mejora se debe principalmente a la adaptación de las colecciones a la demanda, a la mejor gestión del inventario y el menor impacto de los descuentos de precio durante los períodos de rebajas.

2.3. Cash flow de explotación (EBITDA)

El EBITDA del ejercicio 2001 asciende a 704,5 millones de €, lo que supone un crecimiento del 35% respecto al ejercicio anterior.

El detalle de costes operativos y su evolución es el siguiente:

Millones de euros	**2001**	**2000**	**Var 01/00**
Gastos de personal	**489,8**	411,4	19%
Otros gastos operativos	**492,5**	404,8	22%
Total gastos operativos	**982,3**	**816,2**	**20%**

Los gastos operativos han crecido a tasas inferiores a la de las ventas e incluyen todos los gastos de lanzamiento de nuevas tiendas (esencialmente alquileres y salarios pagados antes de la apertura de nuevas tiendas).

2.4. Resultado de explotación (EBIT)

El EBIT del ejercicio 2001 asciende a 517,5 millones de €, lo que supone un crecimiento del 36% respecto al ejercicio anterior, situándose en el 15,9% de las ventas (14,5% en 2000).

Las amortizaciones de activos fijos han crecido un 27%, debido a las inversiones realizadas por el Grupo en los últimos ejercicios para la expansión de sus actividades.

Durante el ejercicio 2001 se ha procedido a la amortización anticipada de la totalidad del fondo de comercio generado en su día por la adquisición de Zara Turquía, por importe de 7,3 millones de euros.

Las provisiones ordinarias cargadas en la cuenta de resultados de 2001 y 2000 responden, principalmente, a las estimaciones del Grupo sobre la baja de activos no amortizados como consecuencia de la reforma de tiendas existentes. En el ejercicio 2001 se han dotado 11,6 millones de euros con cargo a los resultados ordinarios del ejercicio (6,7 millones de euros en 2000). Con cargo a gastos extraordinarios se han realizado dotaciones para cubrir otros riesgos del Grupo (ver apartado 2.6).

EBIT por formatos

El desglose del beneficio de explotación (EBIT) de cada uno de los formatos que componen el Grupo es el siguiente:

Formato	EBIT por formato (Millones de euros)			% sobre las ventas		Peso específico en el total (%)	
	2001	2000	Var % 01/00	2001	2000	2001	2000
ZARA	441,1	327,9	35%	17,8%	16,0%	85,2%	86,3%
PULL & BEAR	32,8	24,1	36%	14,5%	14,0%	6,3%	6,3%
MASSIMO DUTTI	25,3	20,3	25%	10,5%	11,0%	4,9%	5,3%
BERSHKA	25,2	8,4	200%	12,5%	6,2%	4,9%	2,2%
STRADIVARIUS (*)	(3,2)	(3,2)	-1%	-3,4%	-4,4%	-0,6%	-0,8%
OYSHO	(6,3)	n/a	n/a	n/a	n/a	-1,2%	n/a
Otras actividades	2,6	2,4	8%	n/a	n/a	0,5%	0,6%
Total Grupo	**517,5**	**379,9**	**36%**	**15,9%**	**14,5%**	**100,0%**	**100,0%**

(*) Las cifras de Stradivarius se presentan netas de la amortización del fondo de comercio. Sin tener en cuenta este cargo, su contribución al EBIT del Grupo ascendería a 6,2 mm € en 2001 y 2000.

En el segundo semestre de 2001 Stradivarius trasladó su sede central y su plataforma logística a unas nuevas instalaciones, que posibilitarán la mejora de sus operaciones y la expansión de su actividad.

2.5. Resultado ordinario

El resultado ordinario de 2001 se ha situado en 496,2 millones de €, lo que supone un incremento del 36% respecto al ejercicio anterior.

El resultado financiero neto presenta el siguiente desglose:

Millones de euros	2001	2000
Gastos financieros netos	12,2	12,2
Diferencias de cambio	7,3	1,8
Resultados en sociedades puestas en equivalencia	1,8	(0,3)
Total	**21,3**	**13,7**

Las diferencias negativas de cambio de 2001 se deben, principalmente a las operaciones de cobertura de riesgo de cambio y a los resultados producidos por la variación de tipos de cambio de divisas latinoamericanas y de la lira turca.

2.6. Beneficio antes de impuestos

El beneficio antes de impuestos asciende a 495,1 millones de €, un 34% superior al del ejercicio anterior.

En el ejercicio 2000 se realizó un cargo a la cuenta de resultados de 22,5 millones de euros, correspondiente a la estimación del coste que tendría el Plan de entrega gratuita de acciones a los empleados, realizada en 2001 (ver apartado 5). Al ser el coste efectivo inferior al inicialmente previsto, en 2001 se ha reconocido un resultado extraordinario positivo por 3,2 millones de euros. En el pasivo a corto plazo del balance de situación se ha mantenido una provisión de 3,0 millones de euros, para la cobertura del coste que tendrá, en su caso, el reparto de las acciones remanentes del Plan.

El resto de resultados extraordinarios de 2001 se debe principalmente a los producidos en la baja de activos fijos, la dotación de provisiones y a otros ingresos y gastos de naturaleza extraordinaria o no recurrente.

2.7. Beneficio consolidado y Beneficio atribuido a la sociedad dominante

El beneficio consolidado de 2001 se situó en 345,2 millones de €, lo que supone un incremento del 32% *respecto al del ejercicio anterior. La tasa fiscal estimada del ejercicio es la siguiente:*

Millones de euros	2001	2000
Beneficio antes de impuestos	**495,1**	368,8
Impuesto sobre beneficio	**149,9**	106,9
Tasa fiscal	**30,3%**	**29,0%**

El beneficio neto atribuido a la sociedad dominante se sitúa en 340,4 millones de €, con un crecimiento del 31% respecto al ejercicio 2000.

El aumento del cargo de minoritarios se debe principalmente al mayor peso específico de los beneficios en sociedades de fabricación en las que el Grupo ostenta el control con una participación inferior al 100%.

Propuesta de dividendo

El Consejo de Administración de Inditex propondrá a la Junta General de Accionistas el pago de un dividendo de 68,6 millones de euros (11 céntimos de € por acción), equivalente al 20,1% del Beneficio atribuido a la Sociedad Dominante.

Retorno sobre los fondos propios (ROE)

A continuación se muestra el detalle y evolución del Retorno sobre los fondos propios, definido como Beneficio atribuido entre fondos propios medios del ejercicio

RETORNO SOBRE RECURSOS PROPIOS

Descripción	2001	2000	1999	1998	1997
Beneficio atribuido a la dominante	340,4	259,2	204,8	153,1	117,4
Fondos propios a principio de ejercicio	1.170,9	893,2	673,4	529,9	414,9
Fondos propios a final de ejercicio	1.486,2	1.170,9	893,2	673,4	529,9
Fondos propios medios	1.328,5	1.032,0	783,3	601,6	472,4
RETORNO SOBRE RECURSOS PROPIOS	**25,6%**	**25,1%**	**26,1%**	**25,5%**	**24,8%**

Retorno sobre el capital empleado (ROCE)

A continuación se muestra el detalle y los cálculos del Retorno sobre el capital empleado para el Grupo en su conjunto y cada una de las cadenas que lo componen, definido como Resultado de explotación (EBIT) entre capitales medios empleados del ejercicio (Recursos propios más deuda financiera neta).

RETORNO SOBRE EL CAPITAL EMPLEADO

Descripción	2001	2000	1999	1998	1997
EBIT	517,5	379,9	296,2	241,5	191,5
CAPITAL EMPLEADO MEDIO:					
Recursos propios medios	1.328,5	1.032,0	783,3	601,6	472,4
Deuda financiera neta media (*)	0,0	100,3	121,5	73,1	72,1
Total capital empleado medio	**1.328,5**	**1.132,3**	**904,8**	**674,7**	**544,5**
RETORNO SOBRE CAPITAL EMPLEADO	**39%**	**34%**	**33%**	**36%**	**35%**

(*) Cero con caja neta

ROCE por cadenas

A continuación se muestra un detalle del retorno sobre el capital empleado por cadenas:

ROCE POR CADENAS		
Formato	**2001**	**2000**
Zara	42%	35%
Pull & Bear	51%	49%
Massimo Dutti	46%	49%
Bershka	30%	10%
Stradivarius (*)	12%	20%
OYSHO	--	--
Total	**39%**	**34%**

(*) Antes de fondo de comercio

3. Comentarios al balance de situación

El Balance consolidado de INDITEX mantiene una estructura similar a la que presentaba al cierre del ejercicio anterior, con un bajo nivel de endeudamiento y un Fondo de Maniobra Operativo negativo, consecuencia del modelo de negocio.

Posición financiera neta

La posición financiera neta se muestra en la tabla siguiente:

POSICIÓN FINANCIERA NETA (Millones de euros)		
Epígrafe	**31 enero 2002**	**31 enero 2001**
Inversiones financieras temporales y tesorería	309,1	203,9
Deuda financiera a largo plazo	(138,2)	(165,5)
Deuda financiera a corto plazo	(118,5)	(96,9)
Gastos financieros diferidos	5,1	7,9
CAJA (DEUDA) FINANCIERA NETA	**57,5**	**(50,6)**

La fecha de cierre del ejercicio coincide con el momento de mayor liquidez. Sin embargo, la disposición media de deuda financiera es superior durante el ejercicio, debido a la estacionalidad de las ventas y los aprovisionamientos. La evolución de la posición financiera neta durante los últimos ocho trimestres ha sido la siguiente:


EVOLUCIÓN DE LA POSICIÓN FINANCIERA NETA
MILLONES DE EUROS
100
50
0
(50)
(100)
(150)
(200)
(250)
Q499
Q100
Q200
Q300
Q400
Q101
Q201
Q301
Q401
(149,9)
(25,9)
(212,7)
(185,2)
(50,6)
(24,9)
(163,4)
(145,7)
57,5

Fondo de maniobra

El fondo de maniobra al cierre de los dos últimos ejercicios presenta el siguiente desglose:

FONDO DE MANIOBRA (Millones de euros)		
Epígrafe	31 enero 2002	31 enero 2001
Existencias	353,8	245,0
Deudores	184,2	145,2
Ajustes por periodificación	6,6	6,2
Acreedores a corto plazo	(715,7)	(573,5)
Fondo de maniobra operativo	**(171,1)**	**(177,0)**
Tesorería e inversiones fin. temporales	309,1	203,9
Deuda financiera a corto plazo	(118,5)	(96,9)
Fondo de maniobra financiero	**190,6**	**107,0**
Fondo de maniobra total	**19,5**	**(70,0)**

La financiación obtenida a través del circulante asciende a 171,1 millones de euros (177,0 millones en 2000).

El incremento del inventario responde a:

- Un adelanto del inicio de la nueva temporada, en línea con lo experimentado en las últimas campañas, lo que ha incrementado a 31 de enero el volumen de inventario para abastecer a las tiendas durante el primer trimestre.
- La superficie de venta al inicio del ejercicio 2002 es un 22% respecto al inicio de 2001.
- El efecto derivado del adelanto en el calendario de la Semana Santa, que en 2002 tiene lugar 16 días antes que en 2001.
- La colección inicial, siguiendo las tendencias de moda imperantes en el inicio de esta campaña, contiene prendas con un mayor número de procesos industriales en su fabricación.

Al 31 de enero pasado, el inventario en superficie comparable era un 23% mayor que el ejercicio anterior. A 15 de marzo de 2002, el inventario en superficie comparable era un 12% mayor que en la misma fecha de 2001.

4. Comentarios al estado de flujos de caja

El resumen del estado de flujos de caja es el siguiente:

RESUMEN DE FLUJOS DE CAJA

	Ejercicio 2001	Ejercicio 2000	Var % 01/00
Beneficio atribuible a la sociedad dominante	340,4	259,2	31%
Fondos generados	558,1	387,0	44%
Variación de circulante	7,5	40,7	
Caja generada	565,6	427,7	32%
Inversión neta	(431,4)	(340,7)	27%
Cash flow libre	134,2	87,0	54%
Dividendos	(6,0)	(9,2)	
Disminución de deuda neta	(130,0)	(97,0)	
Otros	1,8	19,3	

El ejercicio 2001 muestra un incremento de los fondos generados (44%) muy superior al crecimiento del negocio (24%) y del beneficio neto (31%). La caja total generada (+32%) es también superior, pese al menor crecimiento relativo de la financiación vía fondo de maniobra explicado anteriormente.

Las inversiones crecen un 27%. El cash flow libre se ha incrementado en un 54%, hasta alcanzar los 134,2 millones de €, que se han empleado fundamentalmente en revertir el signo de la deuda financiera neta, tal y como se explica en apartados anteriores.

5. Otras informaciones relevantes del ejercicio 2001

Salida a bolsa

El 23 de mayo de 2001 las acciones de Inditex comenzaron a cotizar en las bolsas de valores españolas. A lo largo del ejercicio 2001, las acciones de Inditex fueron incluidas en los índices *IBEX 35*, *Eurostoxx 600* y *MSCI*.

Plantilla

Al 31 de enero de 2002, el Grupo empleaba a 26.724 personas (24.004 en 2000).

Plan de entrega gratuita de acciones a los empleados

A partir de septiembre de 2001 se ejecutó el Plan de Entrega Gratuita de Acciones a los Empleados del Grupo, de conformidad con los acuerdos de la Junta de Accionistas de enero de 2001. En virtud de dichos acuerdos, los empleados de cualquiera de las sociedades del Grupo que prestaban sus servicios antes del 31 de diciembre de 2000 y que en la fecha de ejecución del Plan seguían siendo empleados, recibieron 50 acciones por año trabajado. En los países en los que la entrega presentaba dificultades de ejecución, los empleados recibieron el importe en metálico equivalente. Más de 17.000 empleados se beneficiaron del Plan. De ellos, más de 15.000 empleados recibieron gratuitamente un total de aproximadamente 3,5 millones de acciones.

Lanzamiento de la cadena OYSHO

En septiembre de 2001 se abrieron las primeras tiendas de la cadena OYSHO, un nuevo formato de distribución de lencería con el que el Grupo pretende aprovechar una oportunidad de negocio complementario al de los restantes formatos. Al 31 de enero de 2002 OYSHO contaba con 34 tiendas en siete países. Los resultados obtenidos por esta nueva cadena están en consonancia con las estimaciones del Grupo.

Acuerdo de Joint-Venture en Italia

En octubre de 2001 INDITEX firmó un acuerdo de Joint Venture con Grupo Percassi, cuyo objeto es la apertura de tiendas de formatos del Grupo en Italia. En diciembre de 2001 abrieron las tres primeras tiendas de OYSHO en dicho país.
Se estima que la primera tienda de Zara abra sus puertas en Milán en las próximas semanas, estando prevista la apertura de varios establecimientos más a lo largo del ejercicio.

Acuerdo para la construcción de un segundo centro de distribución de Zara

En octubre de 2001 INDITEX anunció la construcción de un nuevo centro logístico de la cadena ZARA en Zaragoza (España). Dicha plataforma, que comenzará a construirse en 2002 y será operativa en el segundo semestre de 2003, asegurará el mantenimiento de la capacidad logística de ZARA en los próximos años, y supondrá una inversión aproximada de 100 millones de euros, a realizar entre 2002 y 2004. Dicha inversión se encuentra incluida en las estimaciones de inversión facilitadas por el Grupo.

Introducción del euro

El 1 de enero de 2002 se han introducido las monedas y billetes representativos del Euro en los países que componen la Unión Monetaria Europea, en los que INDITEX concentra la mayor parte de sus negocios. No se han producido situaciones dignas de mención como consecuencia de la introducción de la nueva moneda en la actividad del Grupo.

6. Inicio del ejercicio 2002

Durante las siete semanas transcurridas desde el final del ejercicio 2001, no se ha producido ningún hecho significativo que tenga incidencia sobre la marcha general del Grupo. Las colecciones de la temporada de primavera-verano de 2002 han sido bien recibidas por nuestros clientes.

El rango de apertura de tiendas previsto para el ejercicio 2002 es el siguiente:

	Aperturas previstas en 2002				
Formato	**Rango**			**% Interna-cional**	**Total 2001**
ZARA	55	-	65	80%	58
PULL & BEAR	35	-	45	50%	20
MASSIMO DUTTI	15	-	25	50%	25
BERSHKA	35	-	40	40%	47
STRADIVARIUS	20	-	25	15%	20
OYSHO	40	-	50	50%	34
Total	**200**	**-**	**250**	**53%**	**204**

Pese a que cerca de la mitad de las nuevas tiendas se abrirán en España, el Grupo espera que el volumen de ventas internacionales crezca por encima del doméstico, como ha venido sucediendo en los últimos ejercicios, debido al mayor peso de Zara en el total de superficie de venta del Grupo.

La cifra de inversiones prevista en el ejercicio 2002 se sitúa en un rango entre 500 y 550 millones de euros. La mayor parte de dichas inversiones se destinará a la apertura de nuevas tiendas y la reforma de tiendas existentes.

7. Fechas de publicación de resultados de 2002

Se espera que los resultados de cada trimestre de 2002 se hagan públicos en las siguientes fechas:

Primer trimestre: 14 de junio de 2002
Segundo Trimestre: 19 de septiembre de 2002
Tercer trimestre: 12 de diciembre de 2002
Ejercicio 2002: Marzo de 2003 (fecha por confirmar)

Anexo I

Cuenta de resultados por trimestres estancos

	TRIMESTRES ESTANCOS 2001				TRIMESTRES ESTANCOS 2000				VARIACIONES EN TRIMESTRES ESTANCOS			
	1T	2T	3T	4T	1T	2T	3T	4T	1T	2T	3T	4T
Cifra de negocios	664,3	667,5	859,9	1.058,1	502,8	553,0	709,8	849,1	32%	21%	21%	25%
Coste de ventas	(323,9)	(329,9)	(391,5)	(517,7)	(247,8)	(279,2)	(330,4)	(419,6)	31%	18%	18%	23%
Margen bruto	**340,4**	**337,6**	**468,3**	**540,4**	**255,0**	**273,8**	**379,4**	**429,5**	**33%**	**23%**	**23%**	**26%**
Margen Bruto porcentual	51,2%	50,6%	54,5%	51,1%	50,7%	49,5%	53,4%	50,6%				
Gastos operativos	(221,1)	(231,3)	(249,6)	(280,3)	(168,0)	(198,3)	(210,3)	(239,6)	32%	17%	19%	17%
	33%	35%	29%	26%	33%	36%	30%	28%				
Cash flow de explotación (EBITDA)	**119,3**	**106,4**	**218,7**	**260,1**	**87,0**	**75,5**	**169,1**	**189,9**	**37%**	**41%**	**29%**	**37%**
Margen EBITDA	18,0%	15,9%	25,4%	24,6%	17,3%	13,6%	23,8%	22,4%				
Amortizaciones	(34,9)	(38,2)	(39,9)	(45,2)	(27,8)	(30,3)	(31,9)	(34,4)	26%	26%	25%	32%
Amortización fondo de comercio	(2,6)	(2,6)	(2,6)	(9,3)	(2,6)	(2,6)	(2,6)	(2,7)	0%	2%	1%	247%
Provisiones	(2,4)	(7,4)	(5,3)	3,4	1,1	(3,4)	(2,4)	(2,0)	-318%	120%	121%	-270%
Resultado de operaciones (EBIT)	**79,4**	**58,2**	**171,0**	**209,0**	**57,7**	**39,2**	**132,2**	**150,9**	**38%**	**49%**	**29%**	**39%**
Margen EBIT	12,0%	8,7%	19,9%	19,7%	11,5%	7,1%	18,6%	17,8%				
Carga financiera neta	(4,3)	2,4	(4,8)	(14,7)	(2,0)	1,1	(4,8)	(8,0)				
Resultado ordinario	**75,1**	**60,6**	**166,2**	**194,3**	**55,7**	**40,3**	**127,4**	**142,8**	**35%**	**51%**	**30%**	**36%**
Resultados extraordinarios	(0,8)	1,4	9,9	(11,6)	0,5	4,9	2,4	(5,2)				
Beneficio antes de impuestos	**74,3**	**62,1**	**176,1**	**182,7**	**56,2**	**45,2**	**129,8**	**137,7**	**32%**	**37%**	**36%**	**33%**
Impuestos	(23,8)	(19,8)	(56,4)	(49,9)	(17,4)	(13,0)	(38,9)	(37,6)				
Beneficio consolidado	**50,5**	**42,2**	**119,7**	**132,8**	**38,8**	**32,2**	**90,9**	**100,1**	**30%**	**31%**	**32%**	**33%**
Beneficio (Pérdida) atribuido a la minoría	0,0	(1,1)	(2,6)	(1,1)	0,0	(1,1)	(1,6)	0,0				
Beneficio atribuido a la sociedad dominante	**50,5**	**41,2**	**117,1**	**131,7**	**38,8**	**31,0**	**89,3**	**100,1**	**30%**	**33%**	**31%**	**31,5%**

Anexo II

Resumen de aperturas netas y de tiendas abiertas por trimestres estancos en 2001 y 2000

DETALLE DE APERTURAS POR TRIMESTRES ESTANCOS										
Cadena	1 er trim. 2001	2º trim. 2001	3 er trim. 2001	4º trim. 2001	total 2001	1 er trim. 2000	2º trim. 2000	3 er trim. 2000	4º trim. 2000	total 2000
ZARA	7	6	21	24	**58**	12	6	16	19	**53**
PULL & BEAR	5	4	8	3	**20**	(1)	10	4	13	**26**
MASSIMO DUTTI	6	3	6	10	**25**	(2)	10	5	6	**19**
BERSHKA	9	15	8	15	**47**	2	12	11	10	**35**
STRADIVARIUS	8	5	1	6	**20**	4	8	5	8	**25**
OYSHO	--	--	14	20	**34**	--	--	--	--	**--**
Total aperturas	**35**	**33**	**58**	**78**	**204**	**15**	**46**	**41**	**56**	**158**

NÚMERO DE TIENDAS AL FINAL DE CADA TRIMESTRE								
Cadena	1 er trim. 2001	2º trim. 2001	3 er trim. 2001	4º trim. 2001	1 er trim. 2000	2º trim. 2000	3 er trim. 2000	4º trim. 2000
ZARA	456	462	483	**507**	408	414	430	**449**
PULL & BEAR	234	238	246	**249**	202	212	216	**229**
MASSIMO DUTTI	204	207	213	**223**	177	187	192	**198**
BERSHKA	113	128	136	**151**	71	83	94	**104**
STRADIVARIUS	108	113	114	**120**	79	87	92	**100**
OYSHO	--	--	14	**34**	--	--	--	**--**
Total tiendas	**1.115**	**1.148**	**1.206**	**1.284**	**937**	**983**	**1.024**	**1.080**

Anexo III

Detalle de tiendas por cadenas y países al 31 de enero de 2002

PAÍS	ZARA	Pull and Bear	Massimo Dutti	Bershka		oysho	TOTAL
ESPAÑA	225	175	144	105	100	20	769
PORTUGAL	38	35	30	19	11	7	140
FRANCIA	67				1		68
BÉLGICA	14	1	12			1	28
HOLANDA	3		2			1	6
REINO UNIDO	11						11
ALEMANIA	15		1			1	17
SUECIA			3				3
NORUEGA			1				1
ANDORRA	1		1				2
AUSTRIA	3						3
DINAMARCA	2						2
LUXEMBURGO	1		1				2
ISLANDIA	1						1
IRLANDA		2					2
ITALIA						3	3
POLONIA	2						2
REP. CHECA	1						1
GRECIA	20	6		2		1	29
MALTA		2					2
CHIPRE	2	2	1	2	2		9
ISRAEL	9	15					24
LÍBANO	2		2				4
TURQUÍA	5						5
KUWAIT	2	1			1		4
EMIRATOS ARABES	4	3	3	3	2		15
ARABIA SAUDI	6	3	3		2		14
BAHRAIN	1		1				2
QATAR	1				1		2
JORDANIA			1				1
CANADÁ	4						4
ESTADOS UNIDOS	8						8
MEXICO	27		14	14			55
VENEZUELA	7	4	3	6			20
BRASIL	7						7
ARGENTINA	8						8
CHILE	3						3
URUGUAY	2						2
JAPÓN	5						5
TOTAL TIENDAS	507	249	223	151	120	34	1.284

Anexo IV

EVOLUCIÓN FINANCIERA DE LOS ÚLTIMOS EJERCICIOS

Descripción		2001	2000	1999	1998	1997	1996	TACC 01/96
Resultados:								
Ventas		3.249,8	2.614,7	2.035,1	1.614,7	1.217,4	1.008,5	26%
	Variación interanual	*24%*	*28%*	*26%*	*33%*	*21%*		
EBITDA		704,5	521,5	410,4	325,7	253,6	202,1	28%
	Variación interanual	*35%*	*27%*	*26%*	*28%*	*25%*		
EBIT		517,5	379,9	296,2	241,5	192,6	150,3	28%
	Variación interanual	*36%*	*28%*	*23%*	*25%*	*28%*		
Beneficio neto atribuido		340,4	259,2	204,7	153,1	117,4	72,7	36%
	Variación interanual	*31%*	*27%*	*34%*	*30%*	*61%*		
Balance:								
Fondos propios		1.486,2	1.170,9	893,2	673,4	529,9	414,9	29%
	Variación interanual	*27%*	*31%*	*33%*	*27%*	*28%*		
Total balance		2.604,9	2.107,6	1.772,9	1.326,3	977,2	820,3	26%
	Variación interanual	*24%*	*19%*	*34%*	*36%*	*19%*		
Posición financiera neta		57,5	(50,6)	(149,9)	(93,0)	(38,3)	(105,8)	
	Variación interanual	*n/a*	*-66%*	*61%*	*143%*	*-64%*		
Tiendas:								
Número de tiendas a final de ejercicio		1.284	1.080	922	748	622	541	
Aperturas netas		204	158	174	126	81	33	
Número de países con tiendas abiertas		39	33	30	21	14	10	
Otra información:								
% de ventas en tiendas internacionales		54%	52%	49%	46%	42%	36%	
Variación de ventas en superficie comparable		9%	9%	5%	11%	7%	4%	
ROE		26%	25%	26%	25%	25%	20%	
ROCE		39%	34%	33%	36%	35%	29%	
Número de empleados		26.724	24.004	18.200	15.576	10.891	8.412	